UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Commission file number 001-10382

SYNERGETICS USA, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-5715943
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3845 Corporate Centre Drive
O’Fallon, Missouri	63368
(Address of principal executive offices)	(Zip Code)

(636) 939-5100
(Registrant’s Telephone Number, Including Area Code)

Pamela G. Boone , 636-794-5018
Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Synergetics USA, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at https://synergeticsusa.com/investor-relations/financial-information/conflict_minerals.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYNERGETICS USA, INC.
(Registrant)

By:
/s/Pamela G. Boone

Date: June 2, 2015
Pamela G. Boone
Executive Vice President, Chief Financial Officer, Treasurer and Secretary